
August 11, 2010

Angela F. Braly
President and CEO
Wellpoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

>   **Re:** **Wellpoint, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Form 10-Q for the quarter ended June 30, 2010**
>   **File No. 1-16751**

Dear Ms. Braly:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

X. Liquidity and Capital Resources
Liquidity- Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 82

1. You disclose that the increase in operating cash flow in 2009 was driven primarily by the favorable net change in provider advances and lower experience-rated refunds to certain large customers and decreased incentive payments. Please quantify these advances and payments and disclose the factors that resulted in higher advances and lower refunds and

incentive payments. In addition, disclose your accounting policy related to these advances and payments in your notes to the financial statements.

Notes to Consolidated Financial Statements – 4. Investments, page 106

2. Please revise your disclosure of your other-than-temporary credit-related impairments to include the significant inputs, including quantification of these inputs, used to measure the amount of your credit losses. Please refer to ASC 320-10-50-8A. Please also provide a tabular rollforward of the amount related to credit losses recognized in earnings as required by ASC 320-10-50-8B.

Financial Schedules, page 156

3. Please provide the Schedule V - Valuation and Qualifying Accounts disclosures required by Rule 12-09 of Regulation S-X for your allowance for doubtful accounts, provider advances, reinsurance recoverable and customer incentives and refunds.

Form 10-Q for the quarter ended June 30, 2010

Management's Discussion and Analysis

 II. Overview, page 28

4. You disclose that some provisions of the healthcare reform legislation became effective in 2010. Please disclose the impact of the legislation to your operations and cash flows in 2010 and in the future.

5. You disclose that you expect to incur significant losses on existing contracts in the California individual market during 2010. Please disclose the estimated loss or a range of the estimated losses related to these contracts in 2010 and thereafter.

Contractual Obligations and Commitments, page 68

6. You disclose that you may be required to pay a portion of Penn Treaty's policyholder claims through NOLHGA guaranty association assessments in future periods and that the expense could be material to your operating results. Please disclose the potential assessment or a range of the potential assessment, or state that an estimate cannot be made and the reasons why an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant